

Mail Stop 4561

November 21, 2008

Annette Banks
Chief Executive Officer
Habersham Bancorp
282 Historic Highway 441 North
P.O. Box 1980
Cornelia, Georgia 30531

**Re: Pre 14A**
    **Filed on November 17, 2008**
    **File Number 0-13153**

Dear Ms. Banks:

  We have limited our review of your filing to those issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the Dear Shareholder letter or in the introduction, please revise to clarify that this measure will make it possible for your company to participate in the Treasury program and indicate your intention to apply.

2. Please disclose why you plan to participate in the Capital Purchase Program.

3. Please update the proxy statement to disclose the status of your application to participate in the Capital Purchase Program.

4. Disclose the proceeds you have requested.

5. Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

6. Please discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies you application. If management doesn't feel there will be such an impact please disclose this fact

7. In the carryover paragraph on the bottom of page 8 and the top of page 9, disclose the current market price of the company's common stock or the average price over a recent period. Also disclose the number of shares that would be issued assuming the minimum.

8. Please discuss how your participation in the Capital Purchase Program may:

   - impact the holders of any outstanding senior classes of your securities that are outstanding;

   - dilute the interests of your existing common shareholders;

   - require you to register for resale securities you have issued to the Treasury Department.

9. Where you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article 11 of Regulation S-X in your proxy statement. If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a textual discussion of the pro forma effect rather than pro forma financial statements.

In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:

- how the application of the proceeds of the transaction may potentially effect your net interest margin;

- how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and

- how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.

Your assumptions regarding the use of proceeds from the transactions, such as an assumption regarding the pay down of existing debt or the investment of the proceeds in federal funds sold, must be factually supportable. You should consider only those plans for the proceeds that meet the factually supportable criteria.

Where you determine that the proceeds of the sale of securities to the Treasury Department will have a material impact on your balance sheet or income statement and elect to prepare and provide pro forma financial statements, you should include, in your proxy statement, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods that address the impact of both the minimum and maximum proceeds of the sale. If you choose to provide a textual discussion in lieu of pro forma financial statements, please address the minimum and maximum proceeds of the sale as well as the other items noted in the following paragraph.

In preparing pro forma financial statements, discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. State, if true, that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. Describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.

If you do not believe the sale of the securities to the Treasury Department will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis of your conclusion. In your analysis, discuss the impact to each of the items noted above as well as to total shareholders' equity and your capital ratios.

Habersham Bancorp
November 21, 2008
Page 4

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<u>Closing Comments</u>

  As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3418.

Sincerely,



William C-L Friar
Senior Financial Analyst

By FAX: K. Koops at 404 572-6999